                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 12B-25

                                                       SEC FILE NUMBER:  0-22076
                                                       CUSIP NUMBER: 989854-10-4

                          NOTIFICATION OF LATE FILING

  (Check One):  [_] Form 10-K and Form 10-KSB   [_] Form 20-F   [_] Form 11-K
                [X] Form 10-Q and Form 10-QSB   [_] Form N-SAR
                        For Period Ended: June 30, 2000


[_] Transition Report on Form 10-K           [_] Transition Report on From 10-Q
[_] Transition Report on Form 20-F           [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
                        For the Transition Period Ended:
                                                      ------------------------
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -----------------------

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: Zydeco Energy, Inc.
                         -----------------------------------------------------
Former name if applicable

Address of principal executive office (Street and number)
 635 West Campbell Road, Suite 130
 -----------------------------------------------------------------------------
City, state and zip code Richardson, Texas  75080
                         -----------------------------------------------------

                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Zydeco Energy, Inc. and its wholly-owned subsidiary, DVN Acquisition Corporation, and DataVoN Inc. recently completed the transactions contemplated by the Agreement and Plan of Merger pursuant to which DVN Acquisition Corporation merged with and into DataVoN Inc., with DataVoN Inc. continuing as the surviving corporation and wholly-owned subsidiary of Zydeco Energy, Inc. As a result of the merger, there was a change in control of the Registrant, including a total change in the Registrant's officers and directors and the majority ownership of the voting power of its outstanding stock. Because of the recent nature and extent of such changes, the Registrant is unable, without unreasonable effort and expense, to file its quarterly report on Form 10-QSB for the three months ended June 30, 2000 by August 14, 2000.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  Hugh D. Simpson                              972              783-0284
--------------------------------------------------------------------------------
     (Name)                                (Area Code)     (Telephone Number)








     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 SEE EXHIBIT A

                              Zydeco Energy, Inc.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 14, 2000              By: /s/ Hugh D. Simpson
                                      -------------------------------------
                                      Hugh D. Simpson
                                      President and Chief Executive Officer

                                   EXHIBIT A

     As a result of the merger, the historical financial statements of DataVoN Inc. prior to the merger have become the financial statements of the Registrant, and the results of operations of Zydeco Energy, Inc. are being combined with those of DataVoN Inc. from and after the merger. Therefore, reference to the Registrant's financial statements for the second quarter of 1999 will not provide an accurate comparison.

     The Registrant was unable, without unreasonable effort and expense, to complete the preparation of its financial statements for the second quarter of 2000 because of the recent nature of the merger and the changes resulting therefrom, and therefore, it is not possible to provide a reasonable estimate of the results at this time.